December 13, 2011
Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
HUNTINGTON BANCSHARES INCORPORATED HAS CLAIMED
CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN
ACCORDANCE WITH 17 C.F.R. §200.83
Re:	Huntington Bancshares Incorporated File No. 001-34073
•	Form 10-K for the fiscal year ended December 31, 2010, filed February 18, 2011
•	Form 10-Q for the fiscal quarter ended March 31, 2011, filed April 29, 2011
•	Form 10-Q for the fiscal quarter ended September 30, 2011, filed October 31, 2011
Dear Ms. Hunsaker:
This letter is in response to your letter dated December 7, 2011, regarding the Securities and Exchange Commission Staff’s review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 18, 2011, our Form 10-Q for the fiscal quarter ended March 31, 2011, filed on April 29, 2011, and our Form 10-Q for the fiscal quarter ended September 30, 2011, filed on October 31, 2011. For your convenience, we have included your comments below and have keyed our responses accordingly. Please note, for question number eight, we converted your bullets to letters to facilitate review of our response.
Pursuant to 17 C.F.R. §200.83, we are requesting confidential treatment for a portion of our response below. We request that this portion, as indicated by [***], be maintained in confidence, not be made part of any public record, and not be disclosed to any person as it contains confidential information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to the undersigned with a copy to General Counsel, Huntington Bancshares Incorporated, 41 South High Street, HC1002, Columbus, OH 43215.

Form 10-K for the Fiscal Year ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision for Income Taxes, page 48
1. Please refer to our previous comment one in our letter dated July 18, 2011. We note your response, however it remains unclear what the reasons for repatriation were. Please expand your discussion to provide additional specific detail regarding the repatriation and the effect on your liquidity. In this regard, please address the following:
•	Provide additional detail as to how the actions taken in the second paragraph of Exhibit A were was considered in the plan to reinvest the earnings indefinitely and the reasons for this change.
•	Discuss why you changed your actions discussed in the second paragraph of Exhibit A from those originally planned.
•	Discuss if the action taken in the second paragraph of Exhibit A was because other sources of liquidity were no longer available. If so, please revise your liquidity section to discuss the declines of these sources and any impact it may have had on your operations.
Management’s response
Our response to this request is contained in Exhibit A.

Table 29 — Net Loan and Lease Charge-offs, page 72
2. Please refer to our previous comment seven in our letter dated July 18, 2011. We note your response and your revised disclosures on page 35 of your September 30, 2011 Form 10-Q. Please address the following:
•	In your response, you indicate that one of the reasons for the trends in the charge-off rates for home equity loans as compared to residential mortgages is due to higher credit quality in the home equity portfolio as evidenced by higher FICO scores and lower LTVs within the home equity portfolio. However, your disclosures do not seem to indicate a significant difference in credit quality between these portfolios. For example, we note on page 88 of your September 30, 2011 Form 10-Q that the FICO at origination and the refreshed FICO for both home equity portfolios and residential mortgages are relatively similar. We also note that LTVs at origination and the refreshed LTVs are relatively similar for these portfolios. Therefore, please expand your response to provide additional information as to the relative materiality of these items on the previously noted trends. As part of your response, please also address why you believe the charge-off rate trends have changed over the years, since during the periods from 2006-2008, home equity loans had higher charge-off rates as compared to residential mortgages, but the opposite was true beginning in 2009.
•	Your disclosure indicates that a greater portion of your residential mortgages are past due as compared to the home equity loans. Please revise to disclose the reasons why you believe a greater percentage of the residential mortgages are past due given the apparent similarity of credit quality of the portfolios. Discuss why you believe this may be occurring and the impact of this trend on the charge-off rates for each portfolio.
Management’s response
The performance of both our home equity and residential mortgage portfolios have been impacted by the weakened overall economy, particularly the residential real estate market collapse beginning in 2008. These conditions have affected the entire banking industry, with the impact to us affected by geography, product types, and credit quality of the underlying borrowers.
Prior to 2008, the home equity portfolio was primarily second-lien loans and, as can be seen in table 29 of our 2010 Form 10-K, the home equity portfolio consistently experienced higher charge-off rates compared to the residential mortgage portfolio based almost entirely on the first-lien position of the residential portfolio versus second-lien position nature of the home equity portfolio, and the robust market for residential real estate. In the first-lien residential mortgage product, even borrowers with weaker credit quality were supported by the consistently increasing home prices and the numerous refinancing options available regardless of credit history. The second-lien loans were helped by these market trends as well, but had a higher risk profile as a result of the lien position. The relatively low interest rate environment also made the interest-only feature of the HELOC product affordable to more borrowers.

When the residential real estate market began to deteriorate in 2008, the initial impact was primarily associated with higher risk credits with higher LTVs that typically had comparatively higher interest rates. As refinancing options became more limited, some borrowers with marginal income stopped making payments on their residential mortgage loans. In some cases, borrowers continued to make payments on their second-lien HELOC product in order to maintain the revolving dollar availability. Thus, the initial adverse impact to us in 2008 was primarily in the residential mortgage portfolio resulting from partial charge-offs associated with right-sizing loan balances in loan modification efforts. We recognized the trend, and initiated two residential mortgage portfolio sales in 2009 to proactively address the risk. As shown in Table 28 of the 2011 third quarter 10-Q, the residential mortgage charge-off ratio has declined each quarter since the 2010 fourth quarter. The ratio is also based on a relatively static portfolio level, indicating that there was no growth impact in the denominator of the calculation. Over the same period, the home equity portfolio has incurred relatively consistent levels of charge-offs, with a slightly declining trend in the ratio as a result of some portfolio growth.
In future filings, beginning with our Form 10-K for the year-ended December 31, 2011, we will expand our discussion within the credit risk section of our MD&A to read as follows (underlining denotes additions to and strikeouts indicate deletions from our current disclosures):
We anticipate a return to the historical pattern of residential mortgage portfolio charge-offs being lower than the home equity portfolio as exhibited in the second half of 2011. As we have focused on originating high-quality home equity loans, we believe that PD risk is lower in the home equity portfolio. However, the LGD component is significantly higher than the residential mortgage portfolio, which results in our projection for lower credit losses in the residential mortgage portfolio relative to the home equity portfolio going forward. Therefore, we believe the residential mortgage charge-off rate will remain lower compared to the home equity portfolio as a result of the entire first-lien composition of the residential mortgage portfolio, as well as the result of previous credit actions improving the underlying quality of these portfolios.
The home equity portfolio charge-off levels are not anticipated to increase compared to the 2010 levels as a more significant portion of the portfolio is in a first-lien position as described in Table xx. However, the home equity portfolio will continue to be impacted by borrowers that are seeking to refinance but are in a negative equity position because of the second-lien loan. Right-sizing and debt forgiveness associated with these situations are becoming more frequent as borrowers realize the impact to their credit is minor, and that a default on a second-lien loan is not likely to cause them to lose their home.
From a delinquency standpoint, all residential mortgage loans 150+ days past due are charged-down to the estimated value of the collateral, less selling costs. The remaining balance is in delinquent status until a modification can be completed, or the loan goes through the foreclosure process. For the home equity portfolio, virtually all of the defaults represent full charge-offs as there is no remaining equity, creating a lower delinquency rate but a higher charge-off impact.

Consolidated Financial Statements
25. Segment Reporting, page 199
3. Please refer to our previous comment 21 in our letter dated July 18, 2011. We note your response, however it is still not clear how you determined that the automobile finance business was not a reportable segment. Your discussion on page 99 of your 2010 Form 10-K of the separate net income for the automobile finance business and commercial real estate business appears to indicate that there is discrete information available for this business. Please tell us in more detail what information the segment manager provides to the chief operating decision maker when determining how to allocate resources and for review of financial performance for the automobile finance and commercial real estate businesses. For example, please clarify if the segment manager reports separate information pertaining to the financial performance of the commercial real estate business and the auto financing business to the chief operating decision maker or if the financial information for these businesses is combined. Please also tell us whether the automobile finance business would exceed the thresholds in ASC 280-10-50-12 if it were reported as a separate segment.
Management’s response
We do not report the automobile finance business as a separate reportable segment because resource decisions are made and performance is assessed at the segment manager level. In this case, the Chief Executive Officer (Huntington’s chief decision maker) reviews and allocates resources to the segment manager using the combination of the automobile finance business and the commercial real estate lending business. For example, we recently completed certain expense management initiatives and the expense management goals were measured and evaluated at the segment manager level. Additionally, the segment manager’s incentive compensation is based on the combined results of both of these businesses. Finally, no direct report of the segment manager has complete responsibility for the commercial real estate lending business.
We acknowledge that separate financial information is available for our automobile lending business and our commercial real estate business. The material provided to the CEO at monthly financial performance review meetings for this reportable segment is as follows:
•	A combined financial overview which includes selected balance sheet and summary income statement balances and metrics. This combined financial overview includes granular loan balances identifying both auto lending loans balances and various types of commercial real estate balances. Net interest income, non-interest income and direct expense are presented combined. Charge-off metrics are shown at a granular level.
•	A combined income statement.
•	A combined balance sheet, which includes granular loan balances identifying both auto lending and commercial real estate balances.

•	A combined margin analysis.
•	Two subsections of material showing financial information and metrics for automobile lending and commercial real estate lending.
Our interpretation of ASC 280-50 is that in a situation where a chief decision maker reviews more than one set of financial information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component or the existence of managers responsible for them. We believed the most logical presentation is one that mirrors how our chief decision maker views the organization and allocates resources. As you noted, we may disclose the profitability of one or both of these businesses if we believe they help the user understand the segment better. Also, throughout our filings we disclose more granular information about both our commercial real estate lending and our automobile lending. Granular loan level detail is available on the Consolidated Balance Sheet and throughout the Footnotes and Management Discussion and Analysis. We believe a user of our financial statements has access to relevant data to analyze how our commercial real estate portfolio and our automobile lending portfolio is performing and we don’t believe separate segment presentation adds incremental value.
We confirm that the automobile finance business would exceed the ASC 280-10-50-12 thresholds required for separate disclosure in most periods, if it were identified as a segment. As of December 31, 2010, March 31, June 30, and September 30, 2011, assets exceeded the 10% threshold.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011
17. Income Taxes, page 167
4. Please refer to our previous comment 24 in our letter dated July 18, 2011. We note your response in Exhibit E. Please tell us the following:
•	Tell us whether any updates have occurred in the status of your discussions and settlement offers with the IRS and Commonwealth of Kentucky.
•	Tell us the reasons for the decline in unrecognized tax benefits from December 31, 2010 where you reported $49.9 million in unrecognized tax benefits, to March 31, 2011 where you reported $14.5 million in unrecognized tax benefits, to September 31, 2011 where you reported $11.4 million in unrecognized tax benefits.
•	Please refer to paragraph 4 of Exhibit E of your response dated August 25, 2011. Please clarify whether amounts relating to the IRS and Commonwealth of Kentucky proposed adjustments were included in your unrecognized tax benefits during the period ended December 31, 2010 or whether they were recognized because you determined they met the criteria of ASC 740-10-25-6. If the latter is true, please tell us the factors you considered in reaching that conclusion and discuss each taxing authority separately.
Management’s response
Our response to this request is contained in Exhibit B.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Overview
Recent Industry Developments, page 8
5. We note your disclosure regarding PMI Mortgage Insurance Co. on page nine. To give the reader a more transparent understanding of your risk associated with mortgage insurers, to the extent material, please provide a tabular disclosure by mortgage insurer counterparty and include credit quality information of each, quantification of the unpaid principal balance of both primary and pooled insurance and the amount of coverage outstanding.
Management’s response
We do not believe our risk associated with mortgage insurers is material, and therefore do not plan to include a tabular disclosure by mortgage insurer counterparty. However, in future filings, beginning with our Form 10-K for the year-ended December 31, 2011, we will expand our discussion within MD&A to read as follows (underlining denotes additions to and strikeouts indicate deletions from our current disclosures):
PMI Mortgage Insurance Co. (PMI) — On August 19, 2011, PMI informed its customers that it was required to stop writing new commitments and we stopped doing new business with PMI at that time. On October 24, 2011, PMI informed all policyholders, insured parties, and servicers of loans insured by PMI that the Director of the Arizona Department of Insurance (Director) obtained an “Order Directing Full and Exclusive Possession and Control of Insurer” (the Order) with respect to PMI. Effective October 24, 2011, and pursuant to the Order, instead of a moratorium on claims payments, the Director instituted a partial claims payment plan. Claim payments will be made at 50%, with the remaining amount deferred as a policyholder claim. PMI has not been a significant provider of mortgage insurance for loans in our portfolio. ~~We utilize a number of insurance providers, limiting our risk associated with any one provider. We do not expect the exposure associated with our owned residential mortgage portfolio to have a material impact on our results of operations or financial position.~~ At September 30, 2011, loans covered by PMI totaled $10 million, of which $1.4 million were more than 30 days delinquent. Total coverage with PMI was previously estimated at approximately 30% of the loan balance.
In addition to PMI, we have mortgage insurance policies with nine other companies. Loans covered by these additional nine companies totaled $165 million at September 30, 2011, and estimated coverage of these loans totaled $50 million. Of the $165 million in loans, $24 million were more than 30 days delinquent and estimated coverage was $7 million. We periodically monitor the credit risk associated with these companies, and do not believe the credit risk is material to our results of operations.

Risk Management and Capital
Credit Risk
Financial Institution Exposure Risk, page 36
6. We note your disclosure regarding European exposures, including direct credit exposure to certain sovereigns and their banks. Please revise your disclosures in future filings to clarify whether you have evaluated your exposure on a gross or net basis. For example, clarify if your evaluation of the total exposure is net of credit derivatives or collateral. If your gross exposure is potentially material, please revise your disclosures to provide quantification of the gross exposure, collateral values, derivatives, purchased credit derivatives, any other-than-temporary impairment taken and the net exposure.
Management’s response
On a gross basis, our direct exposure to banks in Greece, Ireland, Portugal, Spain, and Italy was less than $100,000 in the aggregate at September 30, 2011. We have concluded that our current indirect exposure is insignificant as well. In future filings, beginning with our Form 10-K for the year-ended December 31, 2011, we will expand our discussion within MD&A to read as follows (underlining denotes additions to and strikeouts indicate deletions from our current disclosures):
Current European credit pressures have increased concerns about correlated adverse effects upon financial institutions. Specifically, there has been heightened emphasis on direct credit exposure to certain sovereigns, in particular, Greece, Ireland, Portugal, Spain and Italy, as well as to financial institutions headquartered in those countries. We conduct significant due diligence on each financial institution prior to approval as a counterparty. Our Treasury Credit Risk group within Credit Administration is responsible for the initial risk assessment as well as on-going monitoring. We actively manage the level of exposure to each financial institution, with regular assessment of the exposure limits by our Credit Policy and Strategy Committee. We believe our overall exposure to financial institution exposure risk on a gross basis, including direct credit exposure, to any of these named sovereigns and their banks, is not significant in the aggregate. Nonetheless, we minimize this risk through increased frequency and degree of monitoring of each contract or agreement as we manage the risk exposure on a real-time basis over the course of each day.

NPAs, NALs, and TDRs
TDR Loans, page 40
7. We note your disclosure on page 41 that $40.1 million of the increase in commercial accruing TDRs from the prior quarter reflected a change based on clarifying language in the FASB’s ASU 2011-02 related to when a TDR designation is removed. Please tell us how the guidance in ASU 2011-02 changed your policy for removing the TDR designation and how you applied the guidance in ASU 310-40-50-2 prior to the adoption of ASU 2011-02.
Management’s response
Huntington’s interpretation of ASC 310-40-50-2 prior to the adoption of ASU 2011-02 was that disclosure of a troubled debt restructuring (“TDR”) as an impaired loan in years after the restructuring was not required if (i) the restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of the restructuring for a new loan with comparable risk and (ii) the loan is not impaired based on the terms specified by the restructuring agreement. We interpreted the guidance in (i) above as analogous to market rate terms.
The $40.1 million in TDRs were primarily loans that had previously undergone a formal note-splitting arrangement and subsequent charge off of the “B” note structure. The “A” note had been sized to reflect the underlying collateral and cash flow in order to structure a performing loan with market terms in accordance with (i) above. Often, because these “A” loans had supportable collateral coverage, were current, and underlying cash flows supported the modified loan terms, the classification as a TDR resulted in a reduction of the allowance (as further discussed in the response to your comment #9). Our policy was to monitor the performance of these TDR’s for one year and if the loan performed under its modified terms for the one-year period, we stopped reporting the TDR within our impaired loan disclosures as permitted by ASC 310-40-50-2.
ASU 2011-02, paragraph 2 included specific language which resulted in Huntington reevaluating whether the interest rate on these modified loans was a market rate. Specifically, ASU 2011-02 stated that “If a debtor does not otherwise have access to funds at a market rate for debt with similar risk characteristics as the restructured debt, the restructuring would be considered to be at a below-market rate, which may indicate that the creditor has granted a concession.” While we understand that the disclosure guidance in ASC 310-40-50-2 didn’t change, we felt that this clarifying guidance made it difficult to assert that the interest rates on the “A” notes were at a market rate because it was likely that many of these borrowers could not have obtained these loans from another lender at the time of the restructuring. As a result, we included these TDR’s in our impaired loan disclosures.

Consolidated Financial Statements
3. Loans / Leases and Allowance for Credit Losses
TDR Loans, page 94
8. We note your disclosure on page 94 that the TDR status is considered for removal if the loan is subsequently modified at market terms. Please tell us the following:
a)	Please quantify the balance of loans that have been removed from TDR status due to these types of modifications.
b)	Describe the circumstances under which you would modify a loan in this manner. Describe the types of modifications made under this policy (i.e. interest rate, additional collateral, additional guarantors, etc.) and identify the modifications you do most often.
c)	Clarify whether you believe these borrowers could have obtained similar financing elsewhere at current market rates.
d)	Clarify whether you have removed the loans from TDR status due to the new terms not representing a concession or whether the borrowers were no longer experiencing financial difficulty, or both.
e)	Given that these loans were already considered to be TDRs with modified terms, please tell us how the new terms compared to the terms of the original loan, as well as the restructured terms of the loan. In this regard, tell us whether the new terms would have represented a concession if the original loan had not already been modified. Tell us whether you routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan.
f)	Clarify whether you account for these loans as new loans in accordance with ASC 310-20-35-9 and if so, provide your basis for doing so.
g)	Tell us in detail how you determined that the TDR status should be removed from these loans upon modification instead of after the one year period set forth in ASC 310-40-50-2, particularly if you concluded that these loans do not constitute new loans under paragraphs 9-11 of ASC 310-20-35.
h)	Tell us whether you evaluate these loans individually for any subsequent impairment. If not, tell us if you evaluate these loans as a separate pool when determining the appropriate level of allowance for loan losses, and tell us if the default rates on these modified loans are higher than similar loans that have not experienced credit quality deterioration. If so, please revise your disclosures to discuss that fact and discuss why you believe that trend is occurring.
Management’s response
a.	During the nine month period ended September 30, 2011, the balance of loans removed from TDR status due to modifications or refinancing equaled $25.4 million, all of which were determined to be TDRs prior to September 30, 2010.
b.	A refinancing or modification of a loan occurs when either the loan matures according to the terms of the TDR-modified agreement or the borrower requests a change to the loan agreements. At that time, the borrower is evaluated through a new underwriting process to determine if it is credit worthy. It is subjected to the normal underwriting standards and processes for other similar credits. If the borrower is considered to still be experiencing financial difficulties, any refinancing or modification would continue to be classified as a TDR.

In accordance with ASC 310-20-35-9, if the terms of the new loan resulting from the refinancing or modification are at least as favorable to us as the terms for comparable loans to other customers with similar collection risks who are not refinancing or modifying loans with us, the refinanced loan is accounted for by us as a new loan, effectively removing the TDR status. Typically the changes between the TDR agreement and the refinancing agreement are reflective of market amortization schedules, additional collateral, and additional or secured guarantees to be consistent with market terms similar to that of borrowers with similar collection risk.
c.	As noted above, the terms and conditions of the loan refinancing are at terms comparable to other similarly rated credits underwritten at that time. Therefore we believe these borrowers could have obtained similar financing elsewhere at current market rates and terms.
d.	The new loans were removed from TDR status as it was determined both that the borrowers were no longer experiencing financial difficulty and the terms of the new loans did not represent a concession to the borrower.
e.	The terms of the refinancing as compared to the original loans and the restructured loans vary according to market conditions and the financial condition of the borrower. The terms of the original note would have been based on market conditions and the financial position of the borrower at the time the loan was underwritten. When the TDR occurred, the borrower was experiencing financial difficulties and a concession was granted, resulting in certain terms of the agreement not being comparable to loans to other customers with similar collection risk. We consider TDRs for removal when refinancing the TDR results in terms comparable to loans to other customers with similar collection risk, based on current market conditions.
We routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan if the borrower is no longer experiencing financial difficulties, which includes exhibiting their ability to service the debt at market terms for a period of time. However, performance in accordance with the restructured contractual terms of the loan is not the determining factor in considering if the refinanced loan is a TDR. The evaluation is based on the guidance in ASC 310-20-35-9 to determine if the refinancing should be considered a new loan, and the guidance in ASC 310-40-15 in determining if the borrower is experiencing financial difficulty and if Huntington has granted a concession.

f.	As noted previously, we account for this refinancing as a new loan. Our strategy involving TDR borrowers includes working with these credits to allow them to refinance elsewhere, as well as allow them time to improve their financial position and remain our customer through refinancing their loans according to market terms and conditions. In evaluating whether the refinanced loans should continue to be designated as TDRs, we referred to the guidance in ASC 310-20-35-9.
g.	For the aforementioned loans, we have concluded they are new loans. As such, they would not be subject to ASC 310-40-50-2.
h.	As previously noted, we conclude the refinancings result in new loans, which are included in our ASC 450-20 allowance process. Refinancings considered to be new loans are not evaluated as a separate pool when determining the appropriate level of allowance for loan losses as the underwriting process has determined the risk characteristics are the same as for loans with similar collection risk, regardless of if there was a TDR designation in the past. Thus, we do not collect information regarding subsequent default rates on these loans as a group.
In future filings, beginning with our Form 10-K for the year-ended December 31, 2011, we will expand our discussion within the Footnotes to read as follows (underlining denotes additions to and strikeouts indicate deletions from our current disclosures):
Commercial nonaccrual TDRs result from either: (1) an accruing commercial TDR being placed on nonaccrual status, or (2) a workout where an existing commercial NAL is restructured and a concession was given. At times, these workouts restructure the NAL so that two or more new notes are created. The primary note is underwritten based upon our normal underwriting standards and is sized so projected cash flows are sufficient to repay contractual principal and interest. The terms on the secondary note(s) vary by situation, and may include notes that defer principal and interest payments until after the primary note is repaid. Creating two or more notes often allows the borrower to continue a project or weather a temporary economic downturn and allows Huntington to right-size a loan based upon the current expectations for a borrower’s or project’s performance. ~~Additionally, if a charge-off was taken as part of the restructuring, the TDR status is not considered for removal. The TDR status on commercial loans is considered for removal if the loan is subsequently modified at market terms.~~
Our strategy involving TDR borrowers includes working with these credits to allow them to refinance elsewhere as well as allow them time to improve their financial position and remain our customer through refinancing their notes according to market terms and conditions in the future. In accordance with ASC 310-20-35, the refinanced note is evaluated to determine if it is considered a new loan or a continuation of the prior loan. A new note is considered for removal of the TDR designation, whereas a continuation of the prior note requires a continuation of the TDR designation. In order for a TDR designation to be removed, the borrower must no longer be experiencing financial difficulties and the terms of the refinanced loan must not represent a concession.

9. We note your disclosures on page 96-99 showing the effect of the TDR modifications on your allowance for loan losses. Please tell us and expand your disclosures in future filings to explain why the modifications had the effect of reducing the allowance for loan losses for several loan classes, and in particular the C&I classes as opposed to the consumer classes.
Management’s response
The decrease in the allowance for certain categories such as C&I results from the measurement of the allowance under the ASC 450 model prior to the TDR and the ASC 310 model subsequent to the TDR. Generally, Huntington’s TDRs on C&I loans do not involve a reduction of the interest rate or forgiveness of principal as TDRs often increase the interest rate. Instead, TDRs often extend the interest-only or amortization term over a period that is an out-of-market concession.
The calculation of the allowance under ASC 450 prior to modification uses factors such as probability of default and loss in the event of default considering the commercial loan rating categories described in our Commercial Credit discussion on page 53 of our 2010 Form 10-K. Upon the occurrence of the TDR, the allowance model is ASC 310, which requires a specific evaluation of the cash flows of the modified loan. The resulting calculation often results in the need for minimal or zero reserve under ASC 310, because (1) it is probable that all cash flows will be collected, and (2) due to the rate increase, the discounting of the cash flows on the modified loan, using the pre-modification interest rate, exceeds the carrying value of the loan.
Modifications to consumer loans often include interest rate reductions and therefore the calculation under ASC 310 results in an allowance greater than the calculation under ASC 450.
In future filings, beginning with our Form 10-K for the year-ended December 31, 2011, we will expand our discussion within the Footnotes to read as follows (underlining denotes additions to and strikeouts indicate deletions from our current disclosures):
TDR concessions and classification may reduce the reserve allocated to loans within certain classes, specifically C&I and CRE. The reduction is derived from the form of concessions given to the borrowers and resulting application of the transaction reserve calculation embedded within the ALLL. Generally, Huntington’s concessions on these loans involve an increase in interest rate and extension of maturity. The transaction reserve for non-TDR loans is calculated based upon several estimated probability factors, such as PD and LGD, both of which are discussed in the Allowance for Loan Loss section above. Upon the occurrence of a TDR, the transaction reserve is measured based on the estimation of the probable discounted future cash flows expected to be collected on the modified loan. The resulting TDR allowance calculation often results in the need for minimal or zero reserve because (1) it is probable all cash flows will be collected and, (2) due to the rate increase, the discounting of the cash flows on the modified loan, using the pre modification interest rate, exceeds the carrying value of the loan.
However, TDR concessions and classification may increase the reserve allocated to certain loans, such as consumer loans. The concessions made to these loans often include interest rate reductions and therefore the TDR allowance calculation results in a greater reserve than the non-TDR calculation.

4. Available-for-Sale and Other Securities
Trust Preferred Securities Data, page 106
10. Your disclosure indicates that although you have recorded substantial other than temporary impairments for many of these securities, substantial temporary losses remain. For example, the unrealized loss related to the Reg Diversified security is 96% of the amortized cost value and the unrealized loss related to the Soloso security is 87% of the amortized cost value. Please tell us the following:
•	Please confirm that your methodology for determining fair value for these securities has not changed from the methodology described in your correspondence with the Commission filed on June 23, 2009. If it has changed, please provide us, and revise future filings to disclose, a description of the methodology and assumptions used.
•	In your correspondence filed with the Commission on June 23, 2009, we note that you considered liquidity, financial condition, leverage and other factors related to the underlying issuers in the pool and that this information was derived from public and regulatory filings but could not locate similar disclosures in your September 30, 2011 Form 10-Q. Please revise your disclosure in future filings to expand your discussion of the sources of the assumptions used in your methodology.
•	Please tell us whether any assumptions have changed during the periods reported in your disclosure. If so, discuss the impact that the changes in assumptions has had on determining the fair value of the relevant securities and on your decision whether or not to record other than temporary impairment.
•	Please revise to disclose your recovery rate assumption(s) and whether or not you view deferrals to be defaults.
•	Considering the significance of the amount of unrealized losses as compared to the amortized cost value for many of these securities, please expand your discussion of the factors considered in determining that the unrealized losses on these securities were not other than temporary. Please provide this discussion separately for factors contributing to unrealized losses relating to potential illiquidity, interest rates, etc. when possible.
Management’s response
Our methodology for determining the fair value of our Trust Preferred Securities remains the same as described in our June 23, 2009 correspondence.
Please see below for our proposed disclosure in future filings, which will include the sources of the assumptions used in our methodology. We continue to consider all of the described factors in our analysis.

As noted above, the core methodology used to determine the fair value of our Trust Preferred Securities has not changed. The assumptions and model inputs are continuously updated to incorporate current expectations for prepayments, interest deferrals, cures of interest deferrals and issuer specific default probabilities. In the periods presented, the improved economic environment and regulatory changes impacting the capital treatment of Trust Preferred debt have contributed to improvement in the fair value of the securities, while additional defaults have negatively impacted the fair values. We follow the guidance in ASC 320 when determining whether or not to record other than temporary impairment based on the results of our analysis.
Please see below for our proposed disclosure in future filings, which will provide our assumptions for the cumulative probability of default for issuers who are deferring interest payments. The cumulative probability of default for each issuer is based on our credit analysis. The credit review includes an analysis of profitability, credit quality, operating efficiency, leverage, and liquidity using available financial and regulatory information for each underlying collateral issuer. The analysis also includes a review of historical industry default data, current/near term operating conditions, and the impact of macroeconomic and regulatory changes. In addition, we observed approximately 10% of deferring issuers became current on interest recently; therefore, we do not believe it is appropriate to treat all deferrals as defaults.
In future filings, beginning with our Form 10-K for the year-ended December 31, 2011, we will expand our discussion within the Footnotes to read as follows (underlining denotes additions to and strikeouts indicate deletions from our current disclosures):
At September 30, 2011, a full cash flow analysis was used to estimate the fair value and measure impairment for our pooled trust preferred security portfolio. We engage a third party specialist with direct industry experience in pooled trust preferred security evaluations to provide assistance estimating the fair value and expected cash flows on this portfolio. The full cash flow analysis is completed by evaluating the relevant credit and structural aspects of each pooled trust preferred security in the portfolio, including collateral performance projections for each piece of collateral in the security and terms of the security’s structure. The credit review includes an analysis of profitability, credit quality, operating efficiency, leverage, and liquidity using available financial and regulatory information for each underlying collateral issuer. The analysis also includes a review of historical industry default data, current/near term operating conditions, and the impact of macroeconomic and regulatory changes. Using the results of our analysis, we estimate appropriate default and recovery probabilities for each piece of collateral then estimate the expected cash flows for each security. The cumulative probability of default ranges from a low of 1% to 100%.
Many collateral issuers have the option of deferring interest payments on their debt for up to five years. For issuers who are deferring interest, assumptions are made regarding the issuers ability to resume interest payments and make the required principal payment at maturity; the cumulative probability of default for these issuers currently ranges from 27% to 100%, and a 10% recovery assumption. The fair value of each security is obtained by discounting the expected cash flows at a market discount rate, ranging from LIBOR plus 4.75% to LIBOR plus 16% as of September 30, 2011. The market discount rate is determined by reference to yields observed in the market for similarly rated collateralized debt obligations, specifically high-yield collateralized loan obligations. The relatively high market discount rate is reflective of the uncertainty of the cash flows and illiquid nature of these securities. The large differential between the fair value and amortized cost of some of the securities reflects the high market discount rate and the expectation that the majority of the cash flows will not be received until near the final maturity of the security (the final maturities range from 2031 to 2035).

15. VIEs
Unconsolidated VIEs, page 132
11. We note that you securitized $1 billion in auto loans during the third quarter of 2011 and that you accounted for the securitization as a sale under GAAP. We also note that you previously consolidated an auto securitization trust when you adopted SFAS 166 and SFAS 167 in 2010. We further note your disclosure on page 146 of your Form 10-K for the Fiscal Period Ended December 31, 2009 that the impact of the adoption of these standards will impact structuring of securitizations and other transfers of financial assets in order to meet the amended sale treatment criteria. Please tell us specifically how the structure of the securitization during the third quarter of 2011 changed from your previous trusts that you concluded did not meet sale accounting (e.g. you did not retain material residual interests or you retained different servicing powers).
Management’s response
The fundamental difference in structure between the 2011 and 2009 securitization resides in the holder of residual interests. In accordance with ASC 810-10-05-08A, Huntington should consolidate either trust if it has both a) the power to direct the activities of the trust that most significantly impact the trust’s economic performance and b) the obligation to absorb losses of the trust that could potentially be significant to the trust or the right to receive benefits from the trust that could potentially be significant to the trust.
In the 2011 securitization, Huntington sold all interest in the securitized assets including the residual interest in the issuing trust. As the servicer, we have the power over the financial performance of the trust, but we have no obligation to absorb losses of the trust or any right to receive benefits from the trust, except in our capacity as servicer. Thus, Huntington meets only criteria “a)” under ASC 810 and should not consolidate the 2011 trust.
We consolidate the 2009 securitization because both criteria “a)” and “b)” are met under ASC 810 as we are the servicer and we retain the residual interest, as well as several other tranches of securities in the trust. The residual ownership may require us to absorb losses that could be significant to the trust or receive benefits from the trust that could potentially be significant to the trust.
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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.
Sincerely,
/s/ Donald R. Kimble
Donald R. Kimble
Senior Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated
Copies to:
Stephen D. Steinour, Chairman, President, and Chief Executive Officer, Huntington
Bancshares Incorporated
Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated
Rebekah Lindsey, Securities and Exchange Commission

Exhibit A
Huntington Bancshares Incorporated
Response to question 1.
***Huntington has requested confidential treatment for the redacted portion of this response under Rule 83 of the SEC’s Rules of Practice (17 C.F.R. §200.83). Huntington has delivered a complete unredacted copy of this letter to its examiner at the Division of Corporation Finance.***

Exhibit B
Huntington Bancshares Incorporated
Response to question 4.
***Huntington has requested confidential treatment for the redacted portion of this response under Rule 83 of the SEC’s Rules of Practice (17 C.F.R. §200.83). Huntington has delivered a complete unredacted copy of this letter to its examiner at the Division of Corporation Finance.***